

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

September 29, 2017

<u>Via E-Mail</u>
Wei Zheng
Chief Executive Officer
SSLJ.com Limited
23/F, Block 4, Oceanwide International SOHO Town
Jianghan District, Wuhan, P.R.China 43000

> **Re:** **SSLJ.com Limited**
> **Draft Registration Statement on Form F-1**
> **Submitted August 29, 2017**
> **CIK No. 0001709563**

Dear Mr. Zheng:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. To the extent not already included, please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

Calculation of Registration Fee

3.   Please confirm that you will register the offering of the shares underlying the Placement Agent Warrants as part of the registration statement. Given that the warrants are exercisable within one year, it appears that an offering of both the overlying and underlying securities may be taking place at the same time. Refer to Securities Act Sections Compliance and Disclosure Interpretation Question 103.04 for additional guidance.

Cover Page

4.   We note your disclosure on page 114 that this is a best efforts, minimum/maximum offering. Please revise the cover page to similarly characterize the offering, disclose the minimum offering threshold, and provide the disclosures required under Item 501(b)(3) and 501(b)(8) of Regulation S-K.

Prospectus Summary

History and Corporate Structure, page 6

5.   Please revise to include a diagram of your corporate structure.

Variable Interest Entity Arrangements, page 8

6.   Please clarify that the registrant is a holding company and that you conduct substantially all of your business through your VIE. Please also disclose that you rely on dividends paid to you by your PRC subsidiary for your cash and financing requirements, and reference the PRC legal restrictions that may restrict your ability to access the revenues and cash of your PRC subsidiary and VIE.

7.   We note your disclosure on page 8 that your VIE structure "enable[s] us to exercise effective control over Shengshi and hence consolidate its financial results." We further note your descriptions of the VIE Agreements on page 9 explaining the rights that the VIE Agreements grant to your WFOE. Please balance this discussion with a summary of the most substantial risks related to your VIE structure, including but not limited to the legal uncertainty of the structure and your ability to enforce any contractual rights against Shengshi and the Shengshi Shareholders.

The Offering, page 11

8.   We note your disclosure that ADS holders will have rights as provided in the deposit agreement. Please provide a summary of the rights afforded to ADS holders pursuant to the deposit agreement, and identify the key limitations on these rights in the prospectus summary.

The policies in China relating to furnishing new residential buildings may negatively affect our business and results of operations, page 16

9.   We note your disclosure that Shanghai is one of the jurisdictions that has started introducing the policies described in this risk factor. We also note from your disclosure on page 52 that your Shanghai branch generated 34% and 15% of your total revenue in 2016 and 2015, respectively. Please revise to discuss whether the policies described in this risk factor have had any specific impact on your business.

Risks Related to Our Corporate Structure, page 22

10.   Please include risk factor disclosure addressing the legal uncertainty relating to your ability to enforce the Equity Pledge Agreements. Please also address whether there are any limitations on the ability of Shengshi to issue additional equity interests to the Shengshi Shareholders and whether such future equity issuances may impact the effectiveness of the Equity Pledge Agreements.

We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related business and companies . . ., page 28

11.   We note your disclosure that Shengshi has obtained an ICP license. Please revise to disclose the nature of the annual reviews required in connection with the ICP license and whether such reviews pose any risk given your corporate structure.

Capitalization, page 45

12.   Please tell us why you have excluded long term shareholder loans from your capitalization table. Refer to Item 3.B of Form 20-F.

Dilution, page 46

13.   Please clarify to us the difference between the line items "Pro forma net tangible book value per ordinary share" and "Pro forma as adjusted net tangible book value per ordinary share after giving effect to this offering" in the table on page 46. In addition, please disclose the amount of the increase in net tangible book value per share attributable to the cash payments made by purchasers of the shares being offered in accordance with Item 506(b) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 55

14.   We note your disclosure on page 55 that your principal shareholders have agreed to provide funding for your working capital needs when needed and your disclosure on page 89 that these shareholders signed a commitment letter to invest additional capital in June 2017. Please discuss the material terms of these commitments, and tell us whether all such commitments are in writing and whether they are binding. Please also tell us what consideration you gave to filing these agreements as exhibits to your registration statement.

Working Capital, page 55

15.   Your disclosure on page 56 indicates that you collect 60% of fees payable by customers upfront upon signing of the contracts and the remaining 40% upon completion of the electrical wire and water pipe installation. However, on page 66 you state that, beginning in 2017, the customer is required to make a down payment of 20% of the contract price. 60% of the contract price will be paid upon completion and acceptance of the electrical and plumbing work and the remaining 20% will be paid after completion and inspection of the project by the customer. Please clarify the reasons for this change in policy and include a discussion of the expected impact on the timing of cash receipts.

Principal Shareholders, page 88

16.   We note your disclosure on page 122 that from December 2016 to April 2017, you issued an aggregate of 500,000,000 ordinary shares to four individuals, including 445,483,000 to Wei Zheng and Jianbao Li. Accordingly, it appears that 54,517,000 ordinary shares, or approximately 10% of your outstanding shares, may be owned by two persons. If applicable, please provide the disclosure required by Item 7.A of Form 20-F for all beneficial owners of 5% or more of your ordinary shares.

Related Party Transactions, page 89

17.   We note your disclosure throughout that Mr. Wei Zheng serves as the executive director of Shenzhen Leju Intelligent Furniture Co., Ltd. and Tianmen Shengkang Zhiye Co., Ltd., which are companies that sell smart home products. Please clarify whether these companies are suppliers for your smart home products that you sell in your service and product packages. If applicable, please provide the disclosure required by Item 7.B of Form 20-F. Please also disclose any material conflicts of interest that exist given Mr. Wei Zheng's roles in these firms.

Taxation, page 109

18.   Please confirm that you intend to file tax opinions prior to effectiveness related to the tax consequences discussed in this section in accordance with Item 601(b)(8) of Regulation S-K or tell us why this is not necessary.

Note 3 – Summary of Significant Accounting Policies

Revenue Recognition, page F-11

19.   We note that you have not recorded any warranty cost provisions as of December 31, 2016 and 2015 because the actual warranty cost incurred was insignificant based on historical experience. Given your limited operating history, please clarify how you determined that your historical warranty costs could be relied upon to be representative of future potential costs.

Item 8. Exhibits and Financial Statement Schedules, page 123

20.   Please file all exhibits required by Item 601 of Regulation S-K as promptly as possible. In this regard, we note that you did not file a number of exhibits including the deposit agreement, specimen American Depositary Receipt, form of warrant, and escrow agreement. We further note that you may not have filed all material contracts, including indemnification agreements with your directors and executive officers and any incentive plans for your directors and executive officers, as referenced on pages 94 and 33, respectively. In addition, if you are not in a position to file your legal and tax opinions with the next amendment, please provide a draft copy for us to review. The draft opinions should be filed on EDGAR as correspondence.

21.   Please tell us whether your PRC counsel will opine on the legality of your ownership structure under PRC laws and regulations and on the validity of your contractual arrangements with your VIE, as discussed on page 23. If so, please file PRC counsel's opinion, as well PRC counsel's consent, as an exhibit to your registration statement.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or Kristi Marrone, Staff Accountant, at (202) 551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Kasey Robinson, Staff Attorney, at (202) 551-5880 or me at (202) 551-3466 with any other questions.

Sincerely,

/s/ Coy Garrison

Coy Garrison
Special Counsel
Office of Real Estate and
Commodities

cc: Ari Edelman, Esq.
Ellenoff Grossman & Schole LLP